UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 11, 2024

New Mountain Guardian III BDC, L.L.C.
(Exact name of Registrant as specified in its charter)

Delaware	000-56072	84-1918127
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1633 Broadway, 48th Floor
New York, New York	10019
(Address of principal executive offices)	(Zip Code)
(Registrant’s telephone number, including area code): (212) 720-0300
None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.
Agreement and Plan of Merger
On October 11, 2024, New Mountain Guardian III BDC, L.L.C., a Delaware limited liability company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Mountain Private Credit Fund, a Maryland statutory trust (“NEWCRED”), and, solely for the limited purposes set forth therein, New Mountain Finance Advisers, L.L.C., a Delaware limited liability company and the investment adviser to the Company and NEWCRED (“NMFA”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, as of the effective time (the “Effective Time”), the Company will be merged with and into NEWCRED, with NEWCRED continuing as the surviving company (the “Merger”).
Company Board Recommendation
The board of directors of the Company (the “Company Board”), on the unanimous recommendation of a special committee comprised solely of the directors of the Company Board who are not “interested persons” (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Company (the “Independent Directors”), has approved, among other things, (i) the Merger Agreement and the transactions contemplated thereby (including the Merger) and (ii) the amendment and restatement of the Company’s Fourth Amended and Restated Limited Liability Agreement, dated as of June 28, 2023 (the “LLC Agreement”), substantially in the form attached to the Merger Agreement.
The Company has filed a consent solicitation statement in preliminary and definitive form (the “Consent Solicitation Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of written consents authorized by the Company Board to take action without a meeting of the Company's unitholders related to the approval of the Merger Proposal and the LLC Agreement Amendment Proposal (each as defined below).
Merger Proposal
The Company is soliciting approval of the Company's unitholders via written consent to (i) the Merger Agreement and the Merger (pursuant to Section 18-209 of the Delaware Limited Liability Company Act) and (ii) the Merger and the Rollover Transaction (as defined below), taken together (pursuant to Rule 17a-8 of the 1940 Act using the voting standard set forth in Section 2(a)(42) thereunder) (the “Merger Proposal”).
In connection therewith, at the Effective Time, each issued and outstanding unit of limited liability company interest of the Company (each, a “Company Unit” and, together, the “Company Units”), except for Company Units owned by NEWCRED or any of its consolidated subsidiaries, will be converted into the right to receive an amount in cash equal to the Company Per Unit NAV (as defined below) (the “Merger Consideration”).

Under the Merger Agreement, on a date which is no earlier than forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time (the “Determination Date”), the Company will deliver to NEWCRED a calculation of its estimated net asset value (“NAV”), calculated in good faith as of the Determination Date and based on the same assumptions and methodologies, and applying the same categories of adjustments to NAV, historically used by the Company in preparing the calculation of the NAV per Company Unit (with an accrual for any dividend declared by the Company and not yet paid) (the “Closing NAV”). In addition, the Company will utilize the services of one or more third-party valuation agents in preparing the valuation of each material security or other asset of the Company that (i) does not have a readily available market quotation and (ii) has been given a risk rating below the score of “4A” based on its operating performance and underlying business characteristics as of September 30, 2024. In preparing such calculation, the estimated NAV will be reduced by any unpaid fees and expenses payable by the Company for services provided through the closing date in connection with the Merger Agreement, the transactions contemplated thereby and the organization and capitalization of NEWCRED, including legal fees and related expenses, investment banking fees and related expenses, if any, and accounting fees and related expenses. Using such calculation, the parties will calculate the “Company Per Unit NAV”, which means the quotient of (i) the Closing NAV divided by (ii) the number of Company Units issued and outstanding as of the Determination Date.
The Company will update the calculation of the Closing NAV in the event that the closing of the Merger (the “Closing”) is subsequently materially delayed or there is a material change to the Closing NAV prior to the Closing (including any dividend declared after the Determination Date but prior to the Closing) and as needed to ensure the Closing NAV is determined within forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time.
Prior to the Closing, the Company unitholders will be given the opportunity to transfer all or a portion of their Company Units to NEWCRED in exchange for shares of beneficial interest of NEWCRED (such transfer, the “Rollover Transaction”). The Rollover Transaction will be effected through subscription agreements for a private offering that will be completed by the participating unitholders and returned to NEWCRED.
LLC Agreement Amendment Proposal
The Company is also soliciting approval of the Company's unitholders via written consent to the amendment and restatement of the LLC Agreement for the purposes of, among other things, (i) extending the Company’s Investment Period (as defined in the LLC Agreement) until August 31, 2025 for purposes of allowing the Company to retain and use the realized proceeds from the sale or repayment of its investments for making additional investments and paying Company expenses as set forth in Section 4.1(c) of the LLC Agreement (the “Reinvestment Investment Period”) and (ii) allowing the Company to enter into financing facilities to obtain leverage for purposes of making additional investments with such realized proceeds during the Reinvestment Investment Period (the “LLC Agreement Amendment Proposal” and, together with the Merger Proposal, the “Proposals”).
Representations, Warranties and Covenants
The Merger Agreement contains customary representations and warranties by each of the Company, NEWCRED and NMFA, subject to specified exceptions and qualifications. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of the Company’s and NEWCRED’s businesses during the period prior to the Closing, the preparation of the Consent Solicitation Statement and obtaining certain regulatory and third party consents, if any. The Company has agreed to solicit written consents from its unitholders for the purpose of obtaining the approvals required of the Company’s unitholders for each of the Proposals and has agreed to recommend that the unitholders approve the Proposals.
The Merger Agreement includes restrictions on the ability of the Company to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which could have the effect of discouraging such proposals from being made or pursued. However, the Company Board may, subject to certain terms and conditions set forth in the Merger Agreement, change its recommendation to its unitholders, terminate the Merger Agreement and enter into an agreement with respect to a superior proposal if the Company Board (including a majority of the Independent Directors thereto) determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to take such action would be a breach of the directors’ fiduciary duties under applicable law (taking into account, among other factors, any changes to the Merger Agreement proposed by NEWCRED).
Conditions to the Merger; Termination of the Merger Agreement
Consummation of the Merger, which is currently anticipated to occur in December 2024, is subject to the satisfaction of certain closing conditions, including obtaining requisite approvals of the Company’s unitholders for each of the Proposals, absence of a material adverse effect with respect to NEWCRED and the Company and certain other closing conditions set forth in the Merger Agreement.

In addition, the Merger Agreement contains certain termination rights in favor of one or both of the Company and NEWCRED, including if the Merger is not completed on or before August 31, 2025, or if the requisite approvals of the Company’s unitholders for each of the Proposals is not obtained.
General
The foregoing summary description of the Merger Agreement and the transactions contemplated thereby (including the proposed amendment and restatement of the LLC Agreement) is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.
The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.
Forward-Looking Statements
Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of the Company, and distribution projections; business prospects of the Company, and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties.
Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the Merger on the expected timeline, or at all; (ii) the failure of unitholders to consent to the Proposals; (iii) the effects of disruption on the business of the Company from the Merger; (iv) any potential termination of the Merger Agreement or action of unitholders with respect to the Merger; (v) changes in the Company’s NAV; (vi) changes in the Company Per Unit NAV; (vii) the Company’s future operating results; (viii) the Company’s business prospects and the prospects of its portfolio companies; (ix) the effect of investments that the Company expects to make and the competition for those investments; (x) the Company’s contractual arrangements and relationships with third parties, including with respect to portfolio companies and lenders; (xi) actual and potential conflicts of interest with the Company and its affiliates; (xii) the dependence of the Company’s future success on the general economy and its effect on the industries in which it invests; (xiii) the ability of the Company’s portfolio companies to achieve their objectives; (xiv) the adequacy of financing sources and working capital; (xv) the timing of cash flows, if any, from the operations of the Company’s portfolio companies; (xvi) general economic and political trends and other external factors; (xvii) changes or potential disruptions in the operations of the Company, the economy, financial markets or political environment, including impacts of inflation and interest rates; (xviii) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including conflict in the Middle East and Eastern Europe), natural disasters or public health crises and epidemics; (xix) the ability of NMFA to locate suitable investments for the Company and to monitor and administer such investments;

(xx) the ability of NMFA or its affiliates to attract and retain highly talented professionals; (xxi) the Company’s ability to qualify and maintain its qualification as a business development company; (xxii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger; (xxiii) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxiv) the effect of changes to tax legislation and the Company’s tax position; (xxv) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in the Company’s operating areas; (xxvi) an economic downturn that could have a material adverse effect on the Company’s portfolio companies’ results of operations and financial condition, which could lead to a loss on some or all of the Company’s investments in such portfolio companies and have a material adverse effect on the Company’s results of operations and financial condition; and (xxvii) other considerations that may be disclosed from time to time in the publicly disseminated documents and filings of the Company.
The Company has based the forward-looking statements included in this document on information available to it on the date hereof, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that the Company in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
Additional Information and Where to Find It
This Current Report on Form 8-K relates to the proposed Merger, the proposed amendment and restatement of the LLC Agreement and certain related matters. In connection with the Proposals, the Company has filed with the SEC and distributed to its unitholders the Consent Solicitation Statement. The Consent Solicitation Statement contains important information about the Company and the Proposals. UNITHOLDERS OF THE COMPANY ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSALS. Investors and security holders will be able to obtain copies of the Consent Solicitation Statement and other documents that are filed or will be filed with the SEC by the Company (when they are available) free of charge through the website maintained by the SEC at http://www.sec.gov, or by directing a request to the Company by mail at 1633 Broadway, 48th Floor, New York, New York 10019, Attention: Investor Relations or by telephone at (212) 720-0300.
Participants in the Solicitation
The Company, its directors, certain of its executive officers and certain employees and officers of NMFA and its affiliates may be deemed to be participants in the solicitation of consents in connection with the Proposals. Information about the directors and executive officers of the Company is set forth in the section entitled “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 6, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s unitholders in connection with the Proposals is contained in the Consent Solicitation Statement. These documents may be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits

Exhibit Number	Exhibit
2.1
Agreement and Plan of Merger, dated as of October 11, 2024, by and among New Mountain Guardian III BDC, L.L.C., New Mountain Private Credit Fund and New Mountain Finance Advisers, L.L.C. (for the limited purposes set forth therein).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

By:	/s/ Joseph W. Hartswell
Name:	Joseph W. Hartswell
Title:	Chief Compliance Officer and Corporate Secretary
Date: October 16, 2024